Aur RESOURCES INC.

REPORT TO SHAREHOLDERS – SECOND QUARTER 2004

AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF $34.1 MILLION AND NET EARNINGS OF $16.0 MILLION IN THE SECOND QUARTER OF 2004

(All dollar amounts are expressed in United States curre

Highlights for the Quarter

Aur Resources Inc. had revenues of $70.0 million, net earnings of $16.0 million, equal to $0.17 (CDN$0.23) per share, and cash flow from operating activities of $34.1 million in the second quarter of 2004. Cash and working capital increased to $134.0 million and $155.0 million, respectively, at June 30, 2004.

Copper production from the Louvicourt, Andacollo and Quebrada Blanca mines was 55.4 million pounds in the second quarter of 2004. Aur realized $1.27 per pound of copper sold in the second quarter of 2004, $0.48 per pound higher than the second quarter of 2003. The cash operating cost per pound of copper sold was $0.54 in the second quarter.

New four-year collective agreements with the unionized workforces at the Andacollo and Quebrada Blanca mines in Chile were successfully negotiated in June and the proposed merger of Aur and Inmet Mining Corporation was terminated by mutual consent.

Financial Results Overview

Operating revenues were $70.0 million in the second quarter of 2004, approximately 39% higher than the $50.3 million for the same period in 2003. Net earnings were $16.0 million, equal to $0.17 per share for the quarter, compared to net earnings of $1.2 million or $0.01 per share for the same quarter last year. Cash flow from operating activities was $34.1 million, equal to $0.36 (CDN$0.49) per share for the quarter, compared to $15.4 million or $0.17 per share in the second quarter of 2003. Aur's cash position at June 30, 2004 increased by $23.2 million to $134.0 million from March 31, 2004, and working capital increased $25.0 million to $155.0 million.

Operating revenues for the six month period ended June 30, 2004 were $158.9 million, approximately 54% higher than the $103.5 million for the same period in 2003. Net earnings were $42.7 million for the period, equal to $0.45 (CDN$0.60) per share, compared to $1.0 million or $0.01 per share in 2003. Cash flow from operating activities was $74.7 million, equal to $0.79 (CDN$1.06) per share for the six months ended June 30, 2004, compared to $27.2 million or $0.29 per share in 2003. Aur's cash position at June 30, 2004 increased $58.7 million from December 31, 2003, while working capital increased by $56.7 million.

Aur realized an average price of $1.27 per pound and $1.32 per pound of copper sold in the second quarter and year to date, respectively, compared to the LME average price for the quarter of $1.27 per pound and $1.25 per pound for the year to date.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

RESOURCES INC.

The following table presents a summary of and changes between Aur's Consolidated Statements of Operations for the periods ended June 30, 2004 and 2003.

	Three months ended			Six months ended		
	2004	2003	Change	**2004**	2003	Change
	$000's	$000's	$000's	**$000's**	$000's	$000's
Mining	**70,031**	48,464	21,567	**158,857**	100,156	58,701
Hedging	**-**	1,788	(1,788)	**-**	3,360	(3,360)
Operating revenues	**70,031**	50,252	19,779	**158,857**	103,516	55,341
Mining	**(31,642)**	(32,042)	400	**(68,556)**	(64,322)	(4,234)
Depreciation & amortization	**(9,252)**	(10,463)	1,211	**(19,215)**	(20,776)	1,561
Mine closure & site restoration	**(599)**	(765)	166	**(1,057)**	(1,288)	231
Non-controlling interests	**(3,301)**	(451)	(2,850)	**(8,234)**	(994)	(7,240)
Operating earnings	**25,237**	6,531	18,706	**61,795**	16,136	45,659
Business development	**(1,230)**	(339)	(891)	**(2,263)**	(1,683)	(580)
Administration	**(1,632)**	(1,348)	(284)	**(3,229)**	(2,545)	(684)
Interest on long-term debt	**(2,109)**	(2,133)	24	**(4,242)**	(3,437)	(805)
Bank financing costs written-off	**-**	-	-	**-**	(4,279)	4,279
Stock-based compensation	**(97)**	(77)	(20)	**(187)**	(159)	(28)
Taxes	**(4,288)**	(901)	(3,387)	**(9,649)**	(2,012)	(7,637)
Other	**153**	(509)	662	**443**	(1,018)	1,461
Net earnings	**16,034**	1,224	14,810	**42,668**	1,003	41,665
Basic earnings per share	**0.17**	0.01	0.16	**0.45**	0.01	0.44

Metal Production and Sales

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the second quarter of 2004 was 55.4 million pounds of copper, 4.2 million pounds of zinc, 55,000 ounces of silver and 1,900 ounces of gold, compared to 59.3 million pounds of copper, 3.1 million pounds of zinc, 49,000 ounces of silver and 1,600 ounces of gold in the second quarter of 2003. Copper production was 3.9 million pounds lower in the second quarter of 2004 than in 2003 due to a combination of the reduced scheduled production at the Louvicourt Mine, a thirteen day strike at the Andacollo Mine and lower production at the Quebrada Blanca Mine. Minesite revenues were $70.0 million in the second quarter of 2004, compared to $48.5 million for the same period in 2003. Operating revenues were $19.8 million higher than in the second quarter of 2003, primarily due to a $0.48 per pound higher realized copper price and $1.0 million of additional by-product credits. The lower copper sales resulted in $6.2 million less revenue while the higher copper price generated $25.0 million more revenue in the second quarter of 2004 compared to 2003. Cathode copper inventory increased 2.6 million pounds to 5.2 million pounds at June 30, 2004 as spot sales were restricted to ensure that contracted sales commitments could be met in the event of production disruptions during collective bargaining at the Andacollo and Quebrada Blanca mines which also contributed to the lower sales volume in the second quarter of 2004. Operating revenues in the second quarter were $18.8 million less than in the first quarter of 2004. Lower copper production and the increase in cathode copper inventories resulted in a 10.6 million pound decline in copper sales in the second quarter compared to the first quarter of 2004. In the second quarter, higher by-product credits generated $0.8 million of additional revenue; however, the 10.6 million pounds less

copper sold and the lower realized copper prices resulted in $14.5 million and $5.1 million less revenue, respectively, than in the first quarter of this year.

Minesite cash operating costs were $31.6 million in the second quarter of 2004, compared to $32.0 million in 2003. Aur's cash operating cost per pound of copper sold was $0.54 for the quarter, $0.01 less than the first quarter of 2004, and $0.05 per pound higher than in the second quarter of 2003. The 8.1 million fewer pounds of copper sold in the second quarter of 2004 compared to in 2003 resulted in $4.3 million of lower mining expenses while the higher operating costs per pound resulted from $3.9 million of additional mining expenses primarily at Quebrada Blanca.

Aur's *metal production from the* Louvicourt, Andacollo and Quebrada Blanca *mines in the six months* ended June 30, 2004 was 118.0 million pounds of copper, 6.5 million pounds of zinc, 99,000 ounces of silver and 3,500 ounces of gold, compared to 124.2 million pounds of copper, 6.0 million pounds of zinc, 110,000 ounces of silver and 3,400 ounces of gold in the six months ended June 30, 2003. The 6.2 million pounds lower copper production in 2004 was due to the factors noted above. Minesite revenues were $158.9 million for the year-to-date, compared to $100.2 million in 2003. Operating revenues for the year to date were $55.3 million higher than in 2003 primarily due to a $0.53 per pound higher realized copper price and $1.2 million of additional by-product credits. Lower copper sales, due to lower production and increased cathode copper inventory, resulted in $7.0 million less revenue, while the higher copper price generated $61.1 million more revenue in 2004, compared to 2003.

Minesite cash *operating costs were* $68.6 *million to* June 30, 2004, *compared to* $64.3 *million for the* first half of 2003. Aur's cash operating cost per pound of copper sold was $0.55 for the year to date, compared to $0.48 in 2003. The 9.1 million fewer pounds of copper sold to June 30, 2004 compared to the first half of 2003 resulted in $8.6 million of lower mining expenses while the higher operating costs per pound resulted from $12.8 million of additional mining expenses primarily at Quebrada Blanca. Aur's 2004 copper production is forecast to be approximately 238 million pounds and cash operating costs are forecast to be $0.55 per pound of copper sold.

The following table presents the calculation of cash operating costs per pound of copper sold for the three months ended June 30, 2004 and 2003.

	2004		2003	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**31,642**	**0.60**	32,042	0.52
By-products credits				
Zinc	**(1,872)**	**(0.04)**	(1,070)	(0.02)
Silver	**(316)**	**(0.01)**	(221)	(0.00)
Gold	**(721)**	**(0.01)**	(576)	(0.01)
Cash operating costs	**28,733**	**0.54**	30,175	0.49
Copper sold (000's lbs.)	**52,841**		60,972	

Aur RESOURCES INC.

The following table presents the calculation of cash operating costs per pound of copper sold for the six months ended June 30, 2004 and 2003.

	2004		2003	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**68,556**	**0.59**	64,322	0.51
By-products credits				
Zinc	**(3,070)**	**(0.03)**	(2,130)	(0.02)
Silver	**(619)**	**(0.00)**	(495)	(0.00)
Gold	**(1,374)**	**(0.01)**	(1,228)	(0.01)
Cash operating costs	**63,493**	**0.55**	60,469	0.48
Copper sold (000's lbs.)	**116,300**		125,381	

The following table presents a summary of and changes between mine operating earnings [(1)] for the periods ended June 30, 2004 and 2003.

	Three months ended			Six months ended		
	2004	2003	Change	**2004**	2003	Change
	$000's	$000's	$000's	**$000's**	$000's	$000's
Louvicourt	**3,550**	1,234	2,316	**10,249**	4,714	5,535
Andacollo	**6,892**	3,073	3,819	**18,340**	6,175	12,165
Quebrada Blanca	**27,948**	12,115	15,833	**61,713**	24,945	36,768
	38,390	16,422	21,968	**90,302**	35,834	54,468

(1) Mine operating earnings equals mining operating revenues less mining operating expenses.

Cash flow from mine operating activities was $37.0 million in the second quarter of 2004 and $84.3 million for the year to date, compared to $15.2 million and $30.1 million, respectively, for the same periods last year.

Louvicourt Mine

Production at the Louvicourt Mine was scheduled to be reduced in 2004 as it entered its last two years of production. In the first half of this year, Louvicourt has, nevertheless, had excellent operating performance.

The Louvicourt Mine produced 14.9 million pounds of copper and 13.9 million pounds of zinc from 297,645 tonnes of ore milled during the second quarter of 2004, compared to 16.5 million pounds of copper and 10.4 million pounds of zinc from 329,027 tonnes of ore milled in 2003. Mill throughput was 31,382 tonnes lower and copper production was 7.6 million pounds lower than in the second quarter of last year, while zinc production was 3.5 million pounds higher. Copper and zinc production were 1.8 million and 3.4 million pounds, respectively, higher than budgeted for the second quarter, principally due to higher head grades resulting from mine stope sequencing and more tonnes milled.

Aur RESOURCES INC.

Aur's share of Louvicourt's revenues was $7.7 million in the second quarter of 2004, compared to $5.5 million in 2003. The higher revenue was principally due to higher metal prices and more by-product zinc production and sales, somewhat offset by lower copper sales volume. Cash operating costs were $0.20 per pound lower than in the corresponding period in 2003 due to higher by-product credits and reduced smelting and refining costs beginning in January 2004 but only recognized beginning in the second quarter of 2004. Cash operating costs of $0.28 per pound of copper sold for the quarter, net of by-product credits, were $0.32 lower than budgeted due to higher than budgeted by-product credits, higher copper production and lower smelting and refining costs. Mine site operating costs were $3.08 per tonne under budget at $29.15 per tonne milled, and were $0.92 per tonne higher than the $28.23 per tonne milled in 2003. Aur's cash flow from operating activities was $4.2 million in the second quarter of 2004, compared to $3.5 million in 2003. There were no expenditures on property, plant and equipment in either the second quarter of this year or last year.

Louvicourt produced 37.4 million pounds of copper and 21.5 million pounds of zinc from 602,819 tonnes of ore milled during the six months ended June 30, 2004, compared to 49.4 million pounds of copper and 20.0 million pounds of zinc from 684,146 tonnes of ore milled during the six months ended June 30, 2003. Mill throughput was, as planned, 81,327 tonnes lower and copper production was 12.0 million pounds lower, while zinc production was 1.5 million pounds higher than last year. Copper and zinc production for the year to date were 3.9 million pounds and 3.6 million pounds, respectively, higher than budgeted due to higher head grades and more tonnes milled.

Aur's share of Louvicourt's revenues was $20.0 million for the six months ended June 30, 2004, compared to $15.1 million in 2003. The higher revenue was principally due to higher metal prices and more by-product zinc production and sales, somewhat offset by lower copper sales volume. Cash operating costs were $0.02 per pound lower than in the corresponding period in 2003 due to higher by-product credits. Cash operating costs of $0.42 per pound of copper sold for the year to date, net of by-product credits, were $0.16 lower than budgeted due to higher than budgeted by-product credits and copper production, along with lower smelting and refining costs. Mine site operating costs were $3.57 per tonne under budget at $30.15 per tonne milled, and were $1.80 per tonne higher compared to $28.35 per tonne milled in 2003. Aur's cash flow from operating activities was $6.9 million in the first half of 2004, compared to $5.8 million in 2003. There were no expenditures on property, plant and equipment for the year-to-date in either 2004 or 2003.

The Louvicourt Mine had an excellent performance in the second quarter of 2004. Aur's share of copper production for 2004 is forecast to be 20.3 million pounds at a cash operating cost per pound, net of by-products, of $0.43 per pound of copper sold. The Louvicourt mine is expected to close in the third quarter of 2005. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

Andacollo Mine

The Andacollo Mine produced 10.2 million pounds of high quality LME Grade A cathode copper during the second quarter of 2004, 1.8 million pounds less than budgeted and 2.5 million pounds less than in the first quarter of 2004. Production was lower due to a 13 day strike at Andacollo during the negotiation of a new four-year collective agreement with the unionized workforce, which was ratified in June. A total of 3.3 million tonnes of rock, of which 0.8 million tonnes was ore, was mined at a strip ratio of 3.4:1. The Andacollo Mine produced 12.2 million pounds of cathode copper during the second quarter of 2003. A total of 4.1 million tonnes of rock, of which 0.9 million tonnes was ore, was mined at a strip ratio of 3.8:1 in the second quarter of 2003.

Andacollo's revenues of $11.7 million, generated from the sale of 9.3 million pounds of copper in the second quarter of 2004, were $1.7 million higher than the revenues of $10.0 million in 2003 as a result of higher copper prices partially offset by lower sales. Revenues were $1.3 million below budget as a result of 2.7 million fewer pounds of copper production and sales than budgeted due to the strike, partially offset by higher copper prices. Cash operating costs were $4.7 million, $1.9 million lower than budgeted and $2.2 million lower than in 2003, primarily as a result of lower copper production and sales. The cash operating costs in the second quarter of 2004 were $0.51 per pound of copper sold, $0.04 per pound better than budgeted and $0.03 per pound lower than the $0.54 for the same period in 2003. Cash operating costs per pound of copper sold were lower due to cost efficiencies throughout the mine. Cash flow from operating activities was $5.9 million in the second quarter of 2004, compared to $3.7 million in 2003. Expenditures on property, plant and equipment were $0.6 million in the second quarter compared to $0.5 million in 2003.

Andacollo produced 22.9 million pounds of high quality LME Grade A cathode copper during the six months ended June 30, 2004, 1.8 million pounds less than budgeted and 2.1 million pounds less than in 2003. A total of 7.6 million tonnes of rock, of which 1.7 million tonnes was ore, was mined at a strip ratio of 3.4:1. Andacollo produced 25.0 million pounds of copper for the same period in 2003. A total of 8.2 million tonnes of rock, of which 1.9 million tonnes was ore, was mined at a strip ratio of 3.4:1 in 2003.

Andacollo's revenues of $29.4 million, generated from the sale of 22.1 million pounds of copper in the six months ended June 30, 2004, were $9.6 million higher than the revenues of $19.8 million in 2003 and $3.6 million higher than budgeted, primarily as a result of higher copper prices. Cash operating costs were $11.1 million, $2.2 million lower than budgeted as a result of fewer pounds of copper sold and cost efficiencies throughout the mine. Cash operating costs were also $2.5 million less than in 2003. The cash operating costs for the year to date were $0.50 per pound of copper sold, $0.06 per pound better than budget, due to cost efficiencies throughout the mine, and $0.03 per pound lower than the $0.53 per pound in 2003. Cash flow from operating activities was $16.4 million, compared to $7.4 million for the same six month period in 2003. Expenditures on property, plant and equipment were $1.9 million for the year-to-date, compared to $0.9 million in 2003, as the heap leach pad expansion was completed in the first quarter of 2004.

The Andacollo Mine continues to produce very high quality cathode copper and maintain a high standard of operating performance. Andacollo's copper production for 2004 is forecast to be approximately 47 million pounds at a cash operating cost of $0.53 per pound of copper sold.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 40.7 million pounds of LME Grade A cathode copper in the second quarter of 2004, 3.5 million pounds less than budgeted, compared to 42.2 million pounds in 2003. A total of 8.6 million tonnes of rock, of which 3.1 million tonnes was ore, was mined at a strip ratio of 1.8:1 in the second quarter of 2003, compared to 8.7 million tonnes of rock, of which 2.8 million tonnes was ore, and a strip ratio of 2.0:1 for the second quarter of last year. Winter weather conditions and abnormally wet ore, which restricted crusher throughput and therefore reduced ore tonnage stacked for leaching, were the principal reasons for the lower copper production in the second quarter.

Quebrada Blanca's revenues, generated from the sale of 39.1 million pounds of copper, were $50.6 million in the second quarter of 2004, compared to $33.0 million generated from the sale of 43.1 million pounds of copper in 2003. The $17.7 million increase in revenue is due to higher realized copper prices somewhat offset by lower copper sales. Operating revenues were $3.0 million below budget, principally due to 5.1 million fewer pounds of copper sold, partially offset by realized copper prices being $0.22 per pound higher than budget. The lower copper sales were principally due to the decision to reduce spot copper sales in May and June in order to ensure that contracted sales commitments could be met in the event of a strike during union contract negotiations. Cash operating costs were as budgeted at $22.7 million, and were $1.8 million higher than in 2003. Cash operating costs were $0.58 per pound of copper sold, $0.07 per pound higher than budgeted and $0.10 per pound higher than last year. The costs were higher due to a combination of lower copper production and sales, fluctuations in the copper in-process inventories on the leach pads, higher energy and acid costs and a weaker US dollar compared to the Chilean peso. Cash flow from operating activities was $26.9 million in the second quarter of 2004 compared to $8.1 million in 2003. Expenditures on property, plant and equipment were $0.6 million in the second quarter of 2004, compared to $0.6 million in 2003.

Quebrada Blanca produced 83.9 million pounds of LME Grade A copper in the six months ended June 30, 2004, 4.1 million pounds less than budgeted, compared to 84.4 million in 2003. A total of 16.6 million tonnes of rock, of which 6.5 million tonnes was ore, was mined at a strip ratio of 1.6:1 in 2004. A total of 16.4 million tonnes of rock, of which 6.1 million tonnes was ore, was mined at a strip ratio of 1.7:1 in 2003.

Quebrada Blanca's revenues, generated from the sale of 83.0 million pounds of copper, were $109.4 million for the six months ended June 30, 2004, compared to $65.2 million generated from the sale of 84.9 million pounds of copper in 2003. The $44.2 million increase is due to higher realized copper prices somewhat offset by lower copper sales. Operating revenues were $14.7 million below budget, principally due to 5.0 million fewer pounds of copper being sold, partially offset by realized copper prices being $0.24 per pound higher than budget. Cash operating costs were $3.5 million higher than budgeted at $47.7 million, and were $7.4 million higher than in 2003. Cash operating costs were $0.58 per pound of copper sold, $0.07 per pound higher than budgeted and $0.11 per pound higher than last year. The costs were higher due to a combination of lower copper production and sales, fluctuations in the copper in-process inventories on the leach pads, higher energy and acid costs and a weaker US dollar compared to the Chilean peso. Cash flow from operating activities for the year to date 2004 was $61.0 million, compared to $16.9 million in 2003. Expenditures on property, plant and equipment were $0.7 million for the year to date 2004, compared to $0.7 million in 2003.

In 2004, Quebrada Blanca's copper production is forecast to be approximately 171 million pounds, four million pounds less than originally budgeted, at a cash operating cost of $0.55 per pound of copper sold. Expenditures on property, plant and equipment are expected to total $1.7 million, as budgeted, in 2004.

Other Financial Information

Business development

Business development expenses were essentially as budgeted at $1.2 million and $2.3 million in the second quarter and year-to-date 2004, respectively, compared to $0.3 million and $1.7 million, respectively, in 2003. Costs incurred for the proposed merger with Inmet Mining Corporation of

approximately $0.5 million were included in the business development expenses for the quarter. A decision with respect to the development of the Duck Pond deposit is expected to be made in the third quarter of 2004. The evaluation of new acquisition opportunities in North, Central and South America continues. Business development expenses are expected to be as budgeted at $5.4 million for the year.

Administration

Administration expenses were as budgeted at $1.6 million and $3.2 million in the second quarter and year-to-date 2004, respectively, compared to $1.3 million and $2.5 million, respectively, in 2003. Administration expenses are expected to be as budgeted at $6.0 million for the year.

Depreciation and amortization

Depreciation and amortization expenses were lower than budgeted at $9.3 million and $19.2 million in the second quarter and year-to-date 2004, respectively, compared to $10.4 million and $20.8 million, respectively, in 2003. Depreciation and amortization expenses are expected to be essentially as budgeted at $39 million for the year.

Mine closure and site restoration

Non-cash mine closure and site-restoration expenses were as budgeted at $0.6 million and $1.1 million in the second quarter and year-to-date 2004, respectively, compared to $0.8 million and $1.3 million, respectively, in 2003. Non-cash mine closure and site restoration costs are expected to be as budgeted at $2.2 million for the year.

Interest on long-term debt

Interest expense on Aur's long-term debt was as budgeted at $2.1 million and $4.2 million in the second quarter and year-to-date 2004, respectively, compared to $2.1 million and $3.4 million, respectively, in 2003. The principal reason for the higher interest expense this year is that the 6.75% fixed interest rate on the $125.0 million senior notes issued on March 10, 2003, is higher than the lower Libor denominated floating interest rates on Aur's previous bank loan, which was repaid on March 10, 2003. Interest expense is expected to be as budgeted at $8.4 million for the year.

Bank financing costs written-off

On March 10, 2003, Aur issued $125.0 million of 6.75% senior notes. The net proceeds were used primarily to fully repay the $117 million balance of Aur's bank loan. A one-time, non-cash charge to earnings of $4.3 million, being the unamortized balance of the previously capitalized financing costs associated with obtaining the bank loan, was recorded in the first quarter of 2003.

Stock-based compensation

Stock-based compensation expense was $0.1 million and $0.2 million in the second quarter and year to date 2004, respectively, the same as in 2003. Based upon options granted during the period January 1, 2003 to June 30, 2004, stock-based compensation expense for the year would total $0.3 million.

Aur RESOURCES INC.

Other expenses (revenues)

Other expenses (revenues) were a net revenue of $0.2 million and $0.4 million in the second quarter and year to date 2004, respectively, compared to a net expense of $0.5 million and $1.0 million in 2003. Net revenues in 2004 were primarily due to proceeds from property option payments resulting from the optioning of certain of Aur's Val d'Or properties in 2003 and favourable foreign exchange gains at Aur's Chilean mining operations. Other expenses (revenues) are expected to be approximately $1.0 million better than the $0.6 million net expense originally budgeted for the year.

Provision for income and resource taxes

Provision for taxes was $0.6 million higher than budget at $4.3 million in the second quarter of 2004 and were $2.1 million higher than budget at $9.6 million for the year to date, compared to $0.9 million and $2.0 million, respectively, in 2003. Year to date cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $1.2 million while non-cash future taxes totalled $8.4 million. Cash taxes in 2003 totalled $0.4 million. The higher tax expense in 2004 is as a result of higher earnings. As a result of higher than expected copper prices, the provision for taxes is expected to be $5.0 million higher than budgeted at $2.5 million for cash taxes and $16.0 million for future taxes in 2004.

Non-controlling interests

Non-controlling interests expense, related to Aur's partners' interests in the Andacollo and Quebrada Blanca mines, was $0.8 million and $3.3 million, respectively, higher than budget at $3.3 million and $8.2 million, respectively, in the second quarter and year to date 2004. Non-controlling interests expense was $0.5 million and $1.0 million, respectively, in 2003. Cash payments to non-controlling interests totalled $5.3 million and $8.0 million, respectively, in the second quarter and year to date 2004, compared to $nil in 2003. Due to preferential rights to cash flows related to shareholder debt obligations of Andacollo, Aur has the right to receive, as at June 30, 2004, 70% of the first $29.4 million, plus interest, of Andacollo's net cash flow and 63% of all cash distributions thereafter. Due to preferential rights to cash flows related to shareholder debt obligations of Quebrada Blanca, Aur has the right to receive, as at June 30, 2004, $69.5 million (plus interest on $35.6 million) of the first $73.2 million of Quebrada Blanca's net cash flow and 76.5% of all cash distributions thereafter. No expenses for net profits interests for these mines are expected in 2004 as the debt owed to the shareholders is not expected to be fully repaid by the end of 2004; however, at current copper prices, it is expected that net profits interests expenses will commence in early 2005 at Quebrada Blanca. Non-controlling interests expense and related cash payments are expected to be $6.5 million higher than budgeted at $16.3 for the year as a result of more revenues from higher forecast copper prices for the year than was originally budgeted.

Working capital

Working capital increased $25.0 million and 56.7 million during the second quarter and year to date 2004, to $155.0 million at June 30, 2004, primarily due to increased cash resources resulting from operating activities.

The final $2.3 million annual payment to a Chilean government entity in satisfaction of the purchase of Quebrada Blanca was made on June 30th of 2004.

On June 30, 2003, Aur repaid the $35 million convertible debenture owed to Teck Cominco Limited ("Teck Cominco") with cash. The repayment eliminated the liability and equity portions of the convertible debenture, resulting in a $33.5 million reduction in shareholders' equity, reduced interest expense by $0.1 million, eliminated the accretion of the equity portion in shareholders' equity of $1.4 million and eliminated the cash interest payment to Teck Cominco of $1.5 million that would otherwise have been incurred pursuant to the debenture.

Under the terms of the purchase agreement for the Quebrada Blanca mine, Teck Cominco is entitled to a payment, within five business days after the end of the relevant period, of $10.0 million per year (or after 2006 or the repayment of the senior notes, $2.5 million quarterly) to a maximum of $40.0 million should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed at the end of the relevant period a specified price per pound of copper, adjusted for United States inflation (the "Adjusted Copper Price"), until December 31, 2012, which price at December 31, 2003 was $1.19 per pound. No accrual had been required for this commitment to December 31, 2003. Based upon the actual average copper price for the first half of 2004 and the period end forward copper price for the balance of the year, the average copper price for 2004 is calculated to exceed the Adjusted Copper Price for 2004. Accordingly, a $10.0 million liability to Teck Cominco has been accrued at June 30, 2004 with a corresponding amount in property, plant and equipment assets at Quebrada Blanca, amortization for which would commence in 2005.

Property, plant and equipment

Investments in property, plant and equipment totalled $1.5 million and $3.1 million, respectively, in the second quarter and year to date 2004 compared to $1.7 million and $2.4 million, respectively, in 2003. Aur anticipates that expenditures on property, plant and equipment in 2004 will be as budgeted at $5.2 million, excluding expenditures of approximately $4 million in 2004 should development of the Duck Pond deposit commence by the fourth quarter of the year.

In the second quarter of 2004, Quebrada Blanca entered into a capital lease to acquire a ninth new mine haulage truck, resulting in mine equipment under capital lease increasing by $1.6 million to a net $13.7 million at Quebrada Blanca. Mine equipment under capital lease at Quebrada Blanca increased in the first half of 2003 by $4.6 million to a net $11.6 million by June 30, 2003 as a result of the acquisition of three of the eight new mine haulage trucks required to complete the replacement of the existing fleet. The replaced haulage fleet was disposed of for proceeds of $0.4 million in the first quarter of 2003.

Hedging

Aur's forward sale of 20.8 million and 41.6 million pounds of copper and matching call options at $0.83 per pound in the second quarter and year to date 2004, respectively, did not generate any net revenue. In the second quarter of 2003, revenues from the forward sale of 20.8 million pounds of copper at $0.83 per pound totalled $1.8 million and assisted Aur in realizing an average of $0.79 per pound of copper sold. In the first six months of 2003, revenues from the forward sales of 41.6 million pounds of copper at $0.83 per pound totalled $3.4 million and assisted Aur in realizing an average of $0.79 per pound of copper sold. No revenue was realized from the matching call options that expired during the relevant periods in 2003. For the balance of 2004, Aur has sold forward and holds matching call options for 8.4 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 8.4 million pounds of its remaining copper production in 2004. Aur does not have any other hedges.

AUR RESOURCES INC.

Contingency

The disputed reassessment of guarantee fees issued by the Chilean Internal Revenue Service (the "IRS") to Compañía Minera Quebrada Blanca S.A. ("CMQB"), as described in note 11 to Aur's unaudited interim consolidated financial statements for the period ended June 30, 2004, has not been resolved to date. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that no amounts are owing to the IRS.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This report contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2003 Annual Report and/or in Aur's Annual Information Form dated March 18, 2004 and filed with Canadian securities regulatory authorities. Such forward-looking statements include statements regarding financial results and expectations for 2004 and include estimates and/or assumptions in respect of copper production, copper prices and operating costs. There can be no assurance that such statements or assumptions will prove to be accurate as actual results and future events can differ materially.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

RESOURCES INC.

PRODUCTION STATISTICS
Three months ended June 30

2004	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	297,645	702,734	1,674,121	n/a
Grade				
Copper (%)	2.38	0.69	1.21	n/a
Soluble copper (%)	n/a	0.59	1.06	n/a
Zinc (%)	2.44	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	1.08	-	-	n/a
Copper (pounds)				
Produced	4,481,000	10,197,000	40,728,000	55,406,000
Sold	4,481,000	9,281,000	39,079,000	52,841,000
Less: non-controlling interests	-	(2,785,000)	(3,907,000)	(6,692,000)
Net to Aur	4,481,000	6,496,000	35,172,000	46,149,000
Inventory	-	1,493,000	3,706,000	5,199,000
Other metals produced and sold				
Zinc (pounds)	4,184,000	-	-	4,184,000
Gold (ounces)	1,900	-	-	1,900
Silver (ounces)	55,000	-	-	55,000
Cost per pound of copper sold	$0.28	$0.51	$0.58	$0.54
2003	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	329,027	807,983	1,680,896	n/a
Grade				
Copper (%)	2.39	0.76	1.30	n/a
Soluble copper (%)	n/a	0.68	1.13	n/a
Zinc (%)	1.69	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	1.07	-	-	n/a
Copper (pounds)				
Produced	4,946,000	12,193,000	42,160,000	59,299,000
Sold	4,946,000	12,952,000	43,074,000	60,972,000
Less: non-controlling interests	-	(3,886,000)	(4,307,000)	(8,193,000)
Net to Aur	4,946,000	9,066,000	38,767,000	52,779,000
Inventory	-	149,000	1,664,000	1,813,000
Other metals produced and sold				
Zinc (pounds)	3,117,000	-	-	3,117,000
Gold (ounces)	1,600	-	-	1,600
Silver (ounces)	49,000	-	-	49,000
Cost per pound of copper sold	$0.48	$054	$0.48	$0.49

Notes:
1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 1,412,112 tonnes (2003–1,164,123 tonnes) of dump leach ore.
2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

RESOURCES INC.

PRODUCTION STATISTICS
Six months ended June 30

2004	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	602,819	1,697,193	3,420,007	n/a
Grade				
Copper (%)	2.92	0.78	1.24	n/a
Soluble copper (%)	n/a	0.68	1.08	n/a
Zinc (%)	1.91	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.89	-	-	n/a
Copper (pounds)				
Produced	11,229,000	22,907,000	83,855,000	117,991,000
Sold	11,229,000	22,116,000	82,955,000	116,300,000
Less: non-controlling interests	-	(6,635,000)	(8,295,000)	(14,930,000)
Net to Aur	11,229,000	15,481,000	74,660,000	101,370,000
Inventory	-	1,493,000	3,706,000	5,199,000
Other metals produced and sold				
Zinc (pounds)	6,454,000	-	-	6,454,000
Gold (ounces)	3,500	-	-	3,500
Silver (ounces)	99,000	-	-	99,000
Cost per pound of copper sold	$0.42	$0.50	$0.58	$0.55

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	684,146	1,769,263	3,610,007	n/a
Grade				
Copper (%)	3.38	0.75	1.36	n/a
Soluble copper (%)	n/a	0.67	1.21	n/a
Zinc (%)	1.58	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	0.89	-	-	n/a
Copper (pounds)				
Produced	14,830,000	24,982,000	84,408,000	124,220,000
Sold	14,830,000	25,625,000	84,926,000	125,381,000
Less: non-controlling interests	-	(7,688,000)	(8,492,000)	(16,180,000)
Net to Aur	14,830,000	17,937,000	76,434,000	109,201,000
Inventory	-	149,000	1,664,000	1,813,000
Other metals produced and sold				
Zinc (pounds)	6,015,000	-	-	6,015,000
Gold (ounces)	3,400	-	-	3,400
Silver (ounces)	110,000	-	-	110,000
Cost per pound of copper sold	$0.44	$0.53	$0.47	$0.48

Notes: 1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 3,017,239 tonnes (2003–2,493,369 tonnes) of dump leach ore.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

AUR RESOURCES INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS

June 30, 2004
(Expressed in thousands of United States dollars)

These interim financial statements have not been audited or reviewed by the Corporation's external auditors.

Aur RESOURCES INC.

Consolidated Statements of Operations

(in thousands of United States dollars except earnings per share) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Operating revenues				
Mining	**70,031**	48,464	**158,857**	100,156
Hedging	**-**	1,788	**-**	3,360
	70,031	50,252	**158,857**	103,516
Expenses				
Mining	**31,641**	32,042	**68,555**	64,322
Business development	**1,230**	339	**2,263**	1,683
Administration	**1,633**	1,348	**3,230**	2,545
Depreciation and amortization	**9,252**	10,463	**19,215**	20,776
Mine closure and site restoration	**599**	765	**1,057**	1,288
Interest on long-term debt	**2,109**	2,133	**4,242**	3,437
Bank financing costs written-off (note 5)	**-**	-	**-**	4,279
Stock-based compensation	**97**	77	**187**	159
Other expenses (revenues) (note 8)	**(153)**	509	**(443)**	1,018
	46,408	47,676	**98,306**	99,507
Earnings before taxes and non-controlling interests	**23,623**	2,576	**60,551**	4,009
Income and resource taxes	**(4,288)**	(901)	**(9,649)**	(2,012)
Earnings before minority interests	**19,335**	1,675	**50,902**	1,997
Non-controlling interests	**(3,301)**	(451)	**(8,234)**	(994)
Net earnings for the period	**16,034**	1,224	**42,668**	1,003
Basic and diluted earnings per share (note 7(b))	**0.17**	0.01	**0.45**	0.01

Consolidated Statements of Retained Earnings

(in thousands of United States dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Retained earnings – beginning of period	**66,301**	28,727	**39,667**	29,450
Net earnings for the period	**16,034**	1,224	**42,668**	1,003
Accretion of equity portion of convertible debt	**-**	(141)	**-**	(643)
Retained earnings – end of period	**82,335**	29,810	**82,335**	29,810

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Operations for the three months ended June 30

(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating revenues					
Mining	7,730	11,654	50,647	-	**70,031**
Hedging	-	-	-	-	**-**
	7,730	11,654	50,647	-	**70,031**
Expenses					
Mining	4,180	4,762	22,699	-	**31,641**
Business development	-	-	-	1,230	**1,230**
Administration	-	-	-	1,633	**1,633**
Depreciation and amortization	582	1,874	6,176	620	**9,252**
Mine closure and site restoration	36	53	510	-	**599**
Interest on long-term debt	-	-	-	2,109	**2,109**
Stock-based compensation	-	-	-	97	**97**
Other expenses (revenues)	(65)	(137)	(132)	181	**(153)**
	4,733	6,552	29,253	5,870	**46,408**
Earnings (loss) before taxes	2,997	5,102	21,394	(5,870)	**23,623**
Income and resource taxes	(1,742)	-	(3,687)	1,141	**(4,288)**
Earnings (loss) before minority interests	1,255	5,102	17,707	(4,729)	**19,335**
Minority interests	-	(1,530)	(1,771)	-	**(3,301)**
Net earnings (loss)	1,255	3,572	15,936	(4,729)	**16,034**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	5,457	10,040	32,967	-	48,464
Hedging	-	-	-	1,788	1,788
	5,457	10,040	32,967	1,788	50,252
Expenses					
Mining	4,223	6,967	20,852	-	32,042
Business development	-	-	-	339	339
Administration	-	-	-	1,348	1,348
Depreciation and amortization	849	2,456	6,771	387	10,463
Mine closure and site restoration	44	176	545	-	765
Interest on long-term debt	-	-	-	2,133	2,133
Stock-based compensation	-	-	-	77	77
Other expenses (revenues)	-	57	131	321	509
	5,116	9,656	28,299	4,605	47,676
Earnings (loss) before taxes	341	384	4,668	(2,817)	2,576
Income and resource taxes	(419)	(162)	(822)	502	(901)
Earnings (loss) before non-controlling interests	(78)	222	3,846	(2,315)	1,675
Non-controlling interests	-	(67)	(384)	-	(451)
Net earnings (loss)	(78)	155	3,462	(2,315)	1,224

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Segmented Information on Operations for the six months ended June 30
(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating revenues					
Mining	20,017	29,433	109,407	-	**158,857**
Hedging	-	-	-	-	**-**
	20,017	29,433	109,407	-	**158,857**
Expenses					
Mining	9,768	11,093	47,694	-	**68,555**
Business development	-	-	-	2,263	**2,263**
Administration	-	-	-	3,230	**3,230**
Depreciation and amortization	1,178	4,139	12,658	1,240	**19,215**
Mine closure and site restoration	80	170	807	-	**1,057**
Interest on long-term debt	-	-	-	4,242	**4,242**
Stock-based compensation	-	-	-	187	**187**
Other expenses (revenues)	(65)	(50)	(236)	(92)	**(443)**
	10,961	15,352	60,923	11,070	**98,306**
Earnings (loss) before taxes	9,056	14,081	48,484	(11,070)	**60,551**
Income and resource taxes	(3,901)	-	(8,387)	2,639	**(9,649)**
Earnings (loss) before non-controlling interests	5,155	14,081	40,097	(8,431)	**50,902**
Non-controlling interests	-	(4,224)	(4,010)	-	**(8,234)**
Net earnings (loss)	5,155	9,857	36,087	(8,431)	**42,668**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	15,109	19,813	65,234	-	100,156
Hedging	-	-	-	3,360	3,360
	15,109	19,813	65,234	3,360	103,516
Expenses					
Mining	10,395	13,638	40,289	-	64,322
Business development	-	-	-	1,683	1,683
Administration	-	-	-	2,545	2,545
Depreciation and amortization	1,751	4,999	13,326	700	20,776
Mine closure and site restoration	73	289	926	-	1,288
Interest on long-term debt	-	-	-	3,437	3,437
Bank financing costs written-off	-	-	-	4,279	4,279
Stock-based compensation	-	-	-	159	159
Other expenses (revenues)	2	157	145	714	1,018
	12,221	19,083	54,686	13,517	99,507
Earnings (loss) before taxes	2,888	730	10,548	(10,157)	4,009
Income and resource taxes	(1,499)	(384)	(1,647)	1,518	(2,012)
Earnings (loss) before non-controlling interests	1,389	346	8,901	(8,639)	1,997
Non-controlling interests	-	(104)	(890)	-	(994)
Net earnings (loss)	1,389	242	8,011	(8,639)	1,003

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at June 30 2004 (Unaudited) $	December 31 2003 $
Assets		
Current		
Cash	**134,001**	75,313
Receivables	**14,099**	12,187
Inventories and prepaid expenses (note 2)	**46,085**	44,552
	194,185	132,052
Property, plant and equipment	**287,597**	291,544
Future income and resource taxes	**7,721**	7,721
Long-term copper inventory and other (note 3)	**21,019**	22,265
	510,522	453,582
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**24,001**	27,871
Current portion of obligation under capital lease	**5,226**	5,944
Copper price participation (note 4)	**10,000**	-
	39,227	33,815
Senior notes (note 6)	**125,000**	125,000
Obligation under capital lease	**10,687**	11,151
Obligation on properties purchased	**437**	437
Future income and resource taxes	**14,786**	6,422
Mine closure and site restoration	**20,902**	20,702
Non-controlling interests	**34,972**	34,755
	206,784	198,467
	246,011	232,282
Contingency (note 11)		
Shareholders' equity		
Share capital (note 7)	**177,983**	177,160
Contributed surplus – stock-based compensation	**499**	311
Cumulative translation adjustment	**3,694**	4,162
Retained earnings	**82,335**	39,667
	264,511	221,300
	510,522	453,582

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Balance Sheet Information as at

(in thousands of United States dollars)

June 30, 2004 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Assets					
Current					
Cash	286	1,630	10,125	121,960	**134,001**
Receivables	9,346	710	3,635	408	**14,099**
Inventories and prepaid expenses	437	10,000	35,412	236	**46,085**
	10,069	12,340	49,172	122,604	**194,185**
Property, plant and equipment	1,547	37,012	241,645	7,393	**287,597**
Future income and resource taxes	-	4,334	-	3,387	**7,721**
Long-term copper inventory and other	-	-	19,303	1,716	**21,019**
	11,616	53,686	310,120	135,100	**510,522**
Liabilities					
Current					
Accounts payable and accrued liabilities	1,274	2,936	12,056	7,735	**24,001**
Current portion of obligation under capital leases	-	1,521	3,705	-	**5,226**
Copper price participation	-	-	-	10,000	**10,000**
	1,274	4,457	15,761	17,735	**39,227**
Senior notes	-	-	-	125,000	**125,000**
Obligation under capital leases	-	185	10,502	-	**10,687**
Obligation on properties purchased	-	-	-	437	**437**
Future income and resource taxes	-	-	14,786	-	**14,786**
Mine closure and site restoration	1,464	3,911	14,881	646	**20,902**
Non-controlling interests	-	14,608	20,364	-	**34,972**
	2,738	23,161	76,294	143,818	**246,011**

December 31, 2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	303	1,205	10,928	62,877	75,313
Receivables	7,070	829	3,811	477	12,187
Inventories and prepaid expenses	523	8,117	35,645	267	44,552
	7,896	10,151	50,384	63,621	132,052
Property, plant and equipment	2,728	39,692	242,116	7,008	291,544
Future income and resource taxes	-	4,334	-	3,387	7,721
Long-term copper inventory and other	-	-	19,394	2,871	22,265
	10,624	54,177	311,894	76,887	453,582
Liabilities					
Current					
Accounts payable and accrued liabilities	1,294	3,169	13,412	9,996	27,871
Current portion of obligation under capital lease	-	2,629	3,315	-	5,944
	1,294	5,798	16,727	9,996	33,815
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	365	10,786	-	11,151
Obligation on properties purchased	-	-	-	437	437
Future income and resource taxes	-	-	6,422	-	6,422
Mine closure and site restoration	1,472	3,870	14,695	665	20,702
Non-controlling interests	-	14,171	20,584	-	34,755
	2,766	24,204	69,214	136,098	232,282

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Operating activities				
Net earnings for the period	**16,034**	1,224	**42,668**	1,003
Non-cash items -				
Depreciation and amortization	**9,252**	10,463	**19,215**	20,776
Future income and resource taxes	**3,676**	661	**8,365**	1,523
Mine closure and site restoration	**599**	765	**1,057**	1,288
Gain on disposal of property, plant and equipment	**13**	(117)	**(19)**	(290)
Interest on obligation on property purchased	**187**	505	**374**	505
Bank financing costs written-off	**-**	-	**-**	4,279
Foreign exchange	**-**	(23)	**-**	-
Stock-based compensation	**97**	77	**187**	159
Non-controlling interests	**3,301**	451	**8,234**	994
	33,159	14,006	**80,081**	30,237
Net change in non-cash working capital items (note 9)	**971**	1,371	**(5,414)**	(2,999)
	34,130	15,377	**74,667**	27,238
Financing activities				
Senior notes proceeds	**-**	-	**-**	125,000
Senior notes financing costs (note 6)	**-**	2	**-**	(1,749)
Repayments of bank loan (note 5)	**-**	-	**-**	(120,532)
Repayment of convertible debt	**-**	(35,000)	**-**	(35,000)
Repayments of capital leases	**(1,889)**	(1,474)	**(2,754)**	(1,731)
Payments of non-controlling interests	**(5,263)**	-	**(8,017)**	-
Common shares issued	**263**	134	**823**	957
Accretion of equity portion of convertible debt	**-**	(141)	**-**	(643)
Foreign exchange and other	**(280)**	(497)	**(783)**	(165)
	(7,169)	(36,976)	**(10,731)**	(33,863)
Investing activities				
Property, plant and equipment	**(1,301)**	(1,125)	**(2,640)**	(1,638)
Mineral property development	**(165)**	(616)	**(420)**	(734)
Principal payment on property purchased	**(2,250)**	(2,250)	**(2,250)**	(2,250)
Proceeds on disposal of property, plant and equipment	**(9)**	201	**62**	604
	(3,725)	(3,790)	**(5,248)**	(4,018)
Increase in cash for the period	**23,236**	(25,389)	**58,688**	(10,643)
Cash – beginning of period	**110,765**	72,615	**75,313**	57,869
Cash – end of period	**134,001**	47,226	**134,001**	47,226

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the three months ended June 30

(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating activities					
Net earnings (loss)	1,255	3,572	15,936	(4,729)	**16,034**
Non-cash items	1,780	3,450	12,162	(267)	**17,125**
	3,035	7,022	28,098	(4,996)	**33,159**
Net change in non-cash working capital items	1,135	(1,147)	(1,177)	2,160	**971**
	4,170	5,875	26,921	(2,836)	**34,130**
Financing activities					
Repayments of capital leases	-	(1,276)	(613)	-	**(1,889)**
Payments of non-controlling interests	-	(1,236)	(4,027)	-	**(5,263)**
Common shares issued	-	-	-	263	**263**
Foreign exchange and other	28	64	343	(715)	**(280)**
	28	(2,448)	(4,297)	(452)	**(7,169)**
Investing activities					
Property, plant and equipment	-	(623)	(635)	(43)	**(1,301)**
Mineral property development	-	-	-	(165)	**(165)**
Principal payment of property purchased	-	-	-	(2,250)	**(2,250)**
Proceeds on disposal of property, plant and equipment	14	-	(30)	7	**(9)**
	14	(623)	(665)	(2,451)	**(3,725)**
Intersegment distributions	(4,552)	(3,067)	(55,032)	62,651	**-**
Increase in cash for the period	(340)	(263)	(33,073)	56,912	**23,236**
Cash – beginning of period	626	1,893	43,198	65,048	**110,765**
Cash – end of period	286	1,630	10,125	121,960	**134,001**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	(78)	155	3,462	(2,315)	1,224
Non-cash items	1,021	2,890	8,483	388	12,782
	943	3,045	11,945	(1,927)	14,006
Net change in non-cash working capital items	2,541	625	(3,856)	2,061	1,371
	3,484	3,670	8,089	134	15,377
Financing activities					
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Senior notes financing costs	-	-	-	2	2
Repayments of capital leases	-	(1,177)	(297)	-	(1,474)
Common shares issued	-	-	-	134	134
Accretion of equity portion of convertible debt	-	-	-	(141)	(141)
Foreign exchange and other	-	-	-	(497)	(497)
	-	(1,177)	(297)	(35,502)	(36,976)
Investing activities					
Property, plant and equipment	-	(494)	(628)	(3)	(1,125)
Mineral property development	-	-	-	(616)	(616)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	-	-	200	1	201
	-	(494)	(428)	(2,868)	(3,790)
Intersegment distributions	(3,115)	(2,054)	(19,697)	24,866	-
Increase in cash for the period	369	(55)	(12,333)	(13,370)	(25,389)
Cash – beginning of period	142	2,516	20,965	48,992	72,615
Cash – end of period	511	2,461	8,632	35,622	47,226

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the six months ended June 30
(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	5,155	9,857	36,087	(8,431)	**42,668**
Non-cash items	3,943	8,526	25,838	(894)	**37,413**
	9,098	18,383	61,925	(9,325)	**80,081**
Net change in non-cash working capital items	(2,208)	(1,998)	(948)	(260)	**(5,414)**
	6,890	16,385	60,977	(9,585)	**74,667**
Financing activities					
Repayments of capital leases	-	(1,276)	(1,478)	-	**(2,754)**
Payments of non-controlling interests	-	(3,786)	(4,231)	-	**(8,017)**
Common shares issued	-	-	-	823	**823**
Foreign exchange and other	-	-	-	(783)	**(783)**
	-	(5,062)	(5,709)	40	**(10,731)**
Investing activities					
Property, plant and equipment	-	(1,928)	(662)	(50)	**(2,640)**
Mineral property development	-	-	-	(420)	**(420)**
Principal payment on property purchased	-	-	-	(2,250)	**(2,250)**
Proceeds on disposal of property, plant and equipment	15	-	40	7	**62**
	15	(1,928)	(622)	(2,713)	**(5,248)**
Intersegment distributions	(6,922)	(8,970)	(55,449)	71,341	**-**
Increase in cash for the period	(17)	425	(803)	59,083	**58,688**
Cash – beginning of period	303	1,205	10,928	62,877	**75,313**
Cash – end of period	286	1,630	10,125	121,960	**134,001**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,389	242	8,011	(8,639)	1,003
Non-cash items	2,921	5,776	16,483	4,054	29,234
	4,310	6,018	24,494	(4,585)	30,237
Net change in non-cash working capital items	1,450	1,430	(7,595)	1,716	(2,999)
	5,760	7,448	16,899	(2,869)	27,238
Financing activities					
Senior notes proceeds	-	-	-	125,000	125,000
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Senior notes financing costs	-	-	-	(1,749)	(1,749)
Principal repayment of bank loan	-	-	-	(120,532)	(120,532)
Capital lease principal payments	-	(1,177)	(554)	-	(1,731)
Common shares issued	-	-	-	957	957
Accretion of equity portion of convertible debt	-	-	-	(643)	(643)
Foreign exchange and other	-	-	-	(165)	(165)
	-	(1,177)	(554)	(32,132)	(33,863)
Investing activities					
Capital asset acquisitions	-	(884)	(683)	(71)	(1,638)
Mineral property acquisition and development	-	-	-	(734)	(734)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Other	3	-	600	1	604
	3	(884)	(83)	(3,054)	(4,018)
Intersegment distributions	(5,658)	(3,924)	(20,209)	29,791	-
Increase (decrease) in cash for the period	105	1,463	(3,947)	(8,264)	(10,643)
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	511	2,461	8,632	35,622	47,226

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30, 2004 and 2003
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2003. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2003.

Comparative figures for 2003 have been restated to reflect the changes in accounting policies disclosed in note 2 to Aur's audited consolidated financial statements for the year ended December 31, 2003. The changes which have been taken place are: the adoption of the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for asset retirement obligations and with respect to accounting for stock-based compensation in accordance with the fair value method rather than the intrinsic method. The comparative figures for 2003 have also been reclassified to conform to the presentation adopted for the current period.

2. Inventories and prepaid expenses

	June 30 2004	December 31 2003
	$	$
Cathode copper	**2,823**	1,941
In-process inventories	**31,590**	31,856
Mine supplies	**10,677**	9,820
Prepaid expenses	**995**	935
	46,085	44,552

3. Long-term copper inventory and other

	June 31 2004	December 31 2003
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing cost	**1,448**	1,574
Purchased call options	**267**	1,297
Other	**557**	647
	21,019	22,265

4. Copper price participation

Under the terms of the purchase agreement for the Quebrada Blanca mine, Teck Cominco Limited ("Teck Cominco") is entitled to a payment, within five business days after the end of the relevant period, of $10,000 per year (or after 2006 or the repayment of the senior notes, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed at the end of the relevant period a specified price per pound of copper, adjusted for United States inflation (the "Adjusted Copper Price"), until December 31, 2012, which price at December 31, 2003 was $1.19 per pound. No accrual had been required for this commitment to December 31, 2003. Based upon the actual average copper price for the first half of 2004 and the period end forward copper price for the balance of the year, the average copper price for 2004 is calculated to exceed the Adjusted Copper Price for 2004. Accordingly, a $10,000 liability to Teck Cominco has been accrued at June 30, 2004 with a corresponding amount in property, plant and equipment assets at Quebrada Blanca.

5. Bank loan

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 6). Upon repayment of the bank loan, Aur incurred a one-time non-cash charge to earnings of $4,279 for the unamortized balance of capitalized financing costs associated with the original $170,000 bank loan.

6 Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003, which bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,749 of financing costs, were primarily used to fully repay the balance outstanding of Aur's bank loan (note 5).

7. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2004		2003	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**94,108**	**177,160**	92,452	174,333
Share purchase options exercised	**147**	**823**	447	957
Balance – end of period	**94,255**	**177,983**	92,899	175,290

Aur
RESOURCES INC.

(b) Earnings per common share

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings	**16,034**	1,224	**42,668**	1,003
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**-**	(92)	**-**	(417)
Income available to shareholders	**16,034**	1,132	**42,668**	586
Denominator (# 000's)				
Weighted average number of shares	**94,104**	92,752	**94,104**	92,752
Basic earnings per share	**0.17**	0.01	**0.45**	0.01
(ii) Diluted				
Numerator				
Income available to shareholders	**16,034**	1,132	**42,668**	586
Denominator (# 000's)				
Weighted average number of shares	**94,104**	92,752	**94,104**	92,752
Potential incremental issuance from stock-based compensation	**71**	8	**71**	8
Potential issuance of shares from purchase options	**1,196**	937	**1,196**	937
	95,371	93,697	**95,371**	93,697
Diluted earnings per share	**0.17**	0.01	**0.45**	0.01

(c) Stock-based compensation plans

At June 30, 2004, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Effective January 1, 2003, Aur adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since January 1, 2003 using the fair value method. Previously, Aur had applied the intrinsic value based method of accounting for stock-based compensation awards granted to employees.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at June 30, 2004:

	Outstanding			Exercisable	
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000's	#	CDN$	# 000's	CDN$
1.96 to 2.25	1,000	13	2.10	926	2.11
2.26 to 2.95	105	22	2.37	90	2.35
3.30 to 4.98	973	42	3.65	616	3.69
5.60 to 6.75	293	54	6.14	59	5.88
	2,371			1,691	

The number of stock options outstanding at June 30, 2004 represents 2.5% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended June 30, 2004:

	Three months ended		Six months ended	
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000's	CDN$	# 000's	CDN$
Balance – beginning of period	2,368	2.85	2,553	2.60
Granted	172	6.75	272	6.19
Exercised	(147)	2.64	(407)	2.56
Expired	-	-	(25)	1.96
Balance – end of period	2,393	3.24	2,393	

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0% (2003 – 0%), expected volatility of 44% (2003 – 42%), risk-free interest rate of 2.6% (2003 – 3.4%) and expected life of 36 months (2003 – 24 months).

8. Other expenses (revenues)

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Interest on obligation under capital leases	**163**	214	**390**	474
Interest and other income	**(494)**	(801)	**(1,124)**	(1,028)
Interest and financing costs	**272**	458	**459**	821
Foreign exchange	**(337)**	338	**(509)**	463
Gain on disposal of property, plant and equipment	**13**	(117)	**(19)**	(290)
Miscellaneous	**230**	417	**360**	578
	(153)	509	**(443)**	1,018

9. Supplementary cash flow information

	Three months ended June 30		Six months ended June 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Net change in non-cash working capital:				
Receivables	**1,553**	1,375	**(1,913)**	3,037
Inventories	**(3,329)**	(1,039)	**(1,533)**	(1,628)
Accounts payable and accrued liabilities	**2,747**	1,035	**(1,968)**	(4,408)
	971	1,371	**(5,414)**	(2,999)
Other information:				
Interest paid	**-**	677	**4,219**	1,555
Income, resource and capital taxes paid	**1,698**	315	**1,918**	608

Included in accounts payable and accrued liabilities is the current portion of obligation on properties purchased.

10. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at June 30, 2004 was $974 (2003 – $536). Aur's metal settlements receivable are based on fair values as at June 30, 2004 and 2003. The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at June 30, 2004 was a loss of $842 (2003 – gain of $2,238).

Aur RESOURCES INC.

11. Contingency

The Chilean Internal Revenue Service (the "IRS") has issued to Compañía Minera Quebrada Blanca S.A. ("CMQB"), a Chilean indirect subsidiary of Aur that owns the Quebrada Blanca mine, a notice of reassessment for guarantee fee deductions claimed by CMQB for years up to and including 1997. The deductions for guarantee fees totalled $17,531 and relate to third party bank loans to CMQB guaranteed by a previous shareholder of CMQB, Teck Cominco. As part of Aur's acquisition of its interest in CMQB in November 2000, Aur Resources Inc. purchased from Teck Cominco the $17,531 of guarantee fees then owed by CMQB. In 2003, CMQB paid to Aur Resources Inc. the full amount of the guarantee fees. The IRS has reassessed CMQB to disallow the deduction by CMQB of $17,531 in years up to and including 1997, thereby reducing by the same amount tax loss carryforwards that would otherwise be available to CMQB. In addition, the IRS has reassessed CMQB for withholding taxes of $9,440 also relating to the payment of the guarantee fees in 2003. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that the payment of the guarantee fees in 2003 does not attract withholding taxes. CMQB is not required to prepay any amounts related to the reassessments. Should the IRS reassessment not be overturned, however, interest would be due on the $9,440 of withholding taxes. At this time, the outcome of the resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements; however, should CMQB ultimately be unsuccessful in overturning the reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of CMQB's expense of $9,440 plus interest. Aur intends to vigorously contest this reassessment.